# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 13430 NORTH DYSART ROAD, SUITE 105, SURPRISE, Arizona (AZ), 85379
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0002161822
Persons authorized to receive notices and communications: Justin LeBeau, 5233 E Kings Ave, Scottsdale, Arizona (AZ), 85254, 708-369-9494

## Reporting persons
- LeBeau Justin Michael (CIK 0002161822): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 64,862; shared voting power 229,911; sole dispositive power 64,862; shared dispositive power 229,911; aggregate amount beneficially owned 294,773 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 13430 NORTH DYSART ROAD, SUITE 105, SURPRISE, Arizona (AZ), 85379

## Item 2. Identity and Background
Name of person filing: This statement is filed by Justin LeBeau (the "Reporting Person").
Residence or business address: The residence address of the Reporting Person is 5233 E Kings Ave, Scottsdale, AZ 85254
Present principal occupation or employment: The Reporting Person's present principal occupation is serving as a private investor managing his personal investments.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 294,773 shares of Common Stock beneficially owned by the Reporting Person were acquired in open-market purchases for an aggregate purchase price of approximately $229,261.57 (including brokerage commissions, where applicable).

Of this total:
(i) the 64,862 shares of Common Stock held in the Reporting Person's individual brokerage account(s) were acquired with the personal funds of the Reporting Person for an aggregate purchase price of approximately $60,805.04; and
(ii) the 229,911 shares of Common Stock held in the joint tenancy brokerage account with the Reporting Person's spouse, Laurel Michelle LeBeau, were acquired with the personal funds of the Reporting Person and his spouse for an aggregate purchase price of approximately $168,456.53.

The shares of Common Stock are held in standard brokerage accounts, which may at any given time have margin integration and/or subject the securities held therein to customary margin terms and conditions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported herein for investment purposes because he believes the Common Stock is significantly undervalued relative to the Issuer's underlying product potential and market opportunity.

The Reporting Person believes that, in order to unlock stockholder value, the Issuer's Board of Directors (the "Board") and management team should exercise greater capital discipline, reduce operating expenses, and better align management and Board compensation and incentives with the interests of common stockholders. In particular, the Reporting Person believes the Issuer should end its recurring practice of dilutive equity offerings, which he believes have eroded stockholder value.

The Reporting Person has reviewed the public letter sent to the Chairman of the Board by Glenbrook Capital Management ("Glenbrook") on October 19, 2026, which was filed as Exhibit 99.1 to Glenbrook's Schedule 13D/A on that date. He agrees with certain of the views expressed in that letter, including those regarding minimizing equity dilution, exercising capital and expense discipline, aligning executive and Board compensation with stockholder performance through performance conditioned equity in lieu of cash compensation, and improving commercial and marketing execution. The Reporting Person is acting independently and has not entered into any agreement, arrangement, or understanding with Glenbrook or any other stockholder with respect to the Issuer or its securities.

From time to time, the Reporting Person may engage in discussions with members of management, the Board, other stockholders of the Issuer, and other relevant parties regarding the Issuer's business, operations, expense structure, capital allocation, executive compensation, corporate governance, and future plans. Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of any such discussions, the price of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Person may take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of some or all of his shares, or formulating proposals or recommendations regarding the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his intentions and to take any action permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns an aggregate of 294,773 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock. This percentage is calculated based upon 5,423,542 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has:
(i) sole power to vote or direct the vote of 64,862 shares of Common Stock held in his individual account(s);
(ii) shared power to vote or direct the vote of 229,911 shares of Common Stock held in a joint tenancy account with his spouse, Laurel Michelle LeBeau;
(iii) sole power to dispose or direct the disposition of 64,862 shares of Common Stock held in his individual account(s); and
(iv) shared power to dispose or direct the disposition of 229,911 shares of Common Stock held in a joint tenancy account with his spouse, Laurel Michelle LeBeau.

With respect to the shares held in the joint tenancy account, Laurel Michelle LeBeau is a citizen of the United States whose residence address is the same as the Reporting Person's address set forth in Item 2(b) above, and whose present principal occupation is Mom at her residence address. During the last five years, Laurel Michelle LeBeau has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree, or final order of the type described in Item 2(e) of Schedule 13D.
Transactions in the class effected during the past sixty days:
During the past sixty (60) days, the Reporting Person effected the following open-market purchases of shares of Common Stock (including purchases made through the joint tenancy account with his spouse, Laurel Michelle LeBeau). Where multiple purchases were effected on the same trading day, the price per share reported below reflects the weighted average purchase price for that day (with the price range shown in parentheses):

1. Open-Market Purchases in the Reporting Person's Individual Account(s) (59,862 shares purchased during the past 60 days for an aggregate cost of $52,705.04):
- 08/28/2026: 1,500 shares at $1.08 per share (Total Cost: $1,620.00)
- 09/01/2026: 1,500 shares at $1.07 per share (Total Cost: $1,604.25)
- 09/02/2026: 2 shares at $1.06 per share (Total Cost: $2.12)
- 09/03/2026: 5,998 shares at $1.06 per share (Total Cost: $6,357.88)
- 09/04/2026: 6,000 shares at $1.01 per share (Total Cost: $6,060.00)
- 09/08/2026: 3,000 shares at $0.97 per share (Total Cost: $2,910.00)
- 09/09/2026: 4,000 shares at $0.86 per share (Total Cost: $3,440.00)
- 09/10/2026: 262 shares at $0.87 per share (Total Cost: $227.94)
- 09/11/2026: 7,488 shares at $0.87 per share across 2 lots at $0.87 (Total Cost: $6,514.56)
- 09/14/2026: 1,139 shares at $0.85 per share (Total Cost: $962.80)
- 09/15/2026: 14,361 shares at $0.85 per share across 2 lots at $0.85 (Total Cost: $12,206.75)
- 09/23/2026: 1,500 shares at $0.79 per share (Total Cost: $1,185.00)
- 09/24/2026: 2,112 shares at $0.71 per share (Total Cost: $1,499.52)
- 10/12/2026: 3,000 shares at $0.64 per share (Total Cost: $1,920.00)
- 10/15/2026: 8,000 shares at a weighted average price of $0.7743 per share (range: $0.72 to $0.81) (Total Cost: $6,194.22)

2. Open-Market Purchases in the Joint Tenancy Account with Laurel Michelle LeBeau (229,911 shares purchased during the past 60 days for an aggregate cost of $168,456.53):
- 10/19/2026: 5,000 shares at $0.64 per share (Total Cost: $3,200.00)
- 10/20/2026: 95,911 shares at a weighted average price of $0.6893 per share (range: $0.66 to $0.6999) (Total Cost: $66,108.74)
- 10/21/2026: 80,000 shares at a weighted average price of $0.7520 per share (range: $0.735003 to $0.7599) (Total Cost: $60,161.01)
- 10/22/2026: 19,000 shares at a weighted average price of $0.7750 per share (range: $0.73 to $0.7919) (Total Cost: $14,724.25)
- 10/23/2026: 22,500 shares at a weighted average price of $0.8150 per share (range: $0.80 to $0.845004) (Total Cost: $18,337.53)
- 10/26/2026: 7,500 shares at $0.79 per share (Total Cost: $5,925.00)

The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price. Except as set forth above, neither the Reporting Person nor Laurel Michelle LeBeau has effected any transactions in the Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Person's spouse with respect to the shares held in their joint tenancy account, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the standard brokerage account agreements governing the Reporting Person's individual and joint tenancy brokerage accounts described in Items 3 and 5 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person (including, for the avoidance of doubt, Glenbrook Capital Management) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- LeBeau Justin Michael: Justin LeBeau, Individual (10/26/2026)